PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
外国法事務弁護士事務所
〒100-0011 東京都千代田区内幸町二丁目二番二号富国生命ビル二階
FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (03) 3597-8101 FACSIMILE (03) 3597-8120

外国法事務弁護士事務所
(ニューヨーク法)

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650


03024890

July 29, 2003


RECD S.E.C.
JUL 2 9 2003
1086

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of NEC Electronics Corporation, a joint stock company organized under the laws of Japan (the "Company"), we submit the enclosed documents pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act").

The enclosed documents are furnished with the understanding that such documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such documents shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3597-8101. Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed receipt copy and returning it to our messenger who has been instructed to wait.

Sincerely,

Tong Yu

dlw 7/30

Enclosures

NEWS RELEASE

NEC

Press Contacts:
Hisashi Saito / Seiko Yabuuchi
Corporate Communications
NEC Electronics Corporation
+81-44-435-1664
press@necel.com

NEC Electronics Announces Financial Targets

KAWASAKI, Japan, July 24, 2003 — NEC Electronics Corporation (President: Kaoru Tosaka, Code no. 6723) today announced its financial targets for the fiscal year ending March 31, 2004 and the first semi-annual period ending September 30, 2003. Details of the targets are as follows:

Targets for the fiscal year ending March 31, 2004
(April 1, 2003 to March 31, 2004)

<Consolidated basis>

(Millions of yen)

	Fiscal Year ending March 31, 2004 (targets)			Fiscal Year ended March 31, 2003 (actual)	
		% of net sales	% of change (YoY)		% of net sales
Net sales	705,000	100.0	97.2	725,093	100.0
Income (loss) before income taxes	44,000	6.2	291.6	15,090	2.1
Net income (loss)	26,000	3.7	270.2	9,622	1.3
Net income per share (yen)	210.53			96.22	

<Non-consolidated basis>

(Millions of yen)

	Fiscal Year ending March 31, 2004 (targets)			Fiscal Year ended March 31, 2003 (actual)	
		% of net sales	% of change (YoY)		% of net sales
Net sales	560,000	100.0	-	221,362	100.0
Ordinary Income (loss)	21,500	3.8	-	3,909	1.8
Net income (loss)	12,500	2.2	-	1,784	0.8
Net income per share (yen)	101.21			17.84	
Dividends per share (yen)	20			-	

Notes:

1. NEC Electronics Corporation was established on November 1, 2002 through a corporate separation of certain operations of NEC Corporation. The above figures of consolidated financial results for the fiscal year 2002 (April 1, 2002 to March 31, 2003) are prepared in accordance with U.S. GAAP SFAS 87.

2. The non-consolidated results are solely for the five-month period between the November 1 establishment of NEC Electronics Corporation and the March 31, 2003 fiscal year-end.

3. The consolidated net income per share for the fiscal year ended March 31, 2003 has been calculated assuming that the 100,000,000 shares issued upon the establishment of the company were outstanding at the beginning of the fiscal year. The non-consolidated net income per share for the fiscal year ended March 31, 2003 has been calculated based on the average number of outstanding shares during the five-month period between November 1, 2002 and March 31, 2003.

4. The consolidated and non-consolidated target net income per share for the fiscal year ending March 31, 2004 are based on the 123,500,000 shares that will have been issued by the end of the same fiscal year including the newly offered shares.

Targets for the first half of this fiscal year (the six month period ending September 30, 2003)

<Consolidated basis>

(Millions of yen)

	Six months ending September 30, 2003 (targets)		
		% of net sales	% of change (YoY)
Net sales	340,000	100.0	-
Income (loss) before income taxes	16,000	4.7	-
Net income (loss)	10,000	2.9	-

<Non-consolidated basis>

(Millions of yen)

	Six months ending September 30, 2003 (targets)		
		% of net sales	% of change (YoY)
Net sales	270,000	100.0	-
Ordinary income (loss)	6,400	2.4	-
Net income (loss)	3,700	1.4	-
Dividends per share (yen)	-		

Note: This press release contains forward-looking statements. The targets set forth in this press release are targets that the company will strive to achieve. They are based on management's estimates and assumptions and are subject to various risks and uncertainties. Actual results may be different from these targets. You should not put undue reliance on forward-looking statements.

The contents of this press release are the same as the ones of the release announced on June 16, 2003 with the same title.

###

NEWS RELEASE

NEC

Press Contacts:
Hisashi Saito / Seiko Yabuuchi
Corporate Communications
NEC Electronics Corporation
+81-44-435-1664
press@necel.com

NEC Electronics Announces IPO on TSE

KAWASAKI, Japan, July 24, 2003 — NEC Electronics Corporation (President: Kaoru Tosaka, Code No. 6723) announced today that it has completed an initial public offering on the Tokyo Stock Exchange.

Going public has been a goal of NEC Electronics since it became an independent entity on November 1, 2002, when it was separated from NEC Corporation. The aims of the IPO are to give NEC Electronics the organizational independence and financial strength to accelerate the implementation of restructuring initiatives and to secure access to capital markets.

Following the IPO, NEC Electronics intends to further strengthen its financial stability and fulfill its social responsibilities as a public company

###

(Supplementary Information)

Outline of NEC Electronics Corporation

Company Name
NEC Electronics Corporation
Headquarters
1753 Shimonumabe, Nakahara-Ku,
Kawasaki, Kanagawa Prefecture, Japan
Establishment
November 1, 2002 (separated from NEC Corporation)
President
Kaoru Tosaka
Major Operations
Research, development, manufacture, and sale of semiconductors (except general-purpose DRAM), and related services
Position in the Market
Global Market Share Total Semiconductor #6, Microcontrollers #3 and ASIC #4*
Major Products
System LSI (82% of total semiconductor sales in FY02) and Discrete, Optical and Microwave (18% of total semiconductor sales in FY02)
Sales
$6.1 Billion (FY02)
Intellectual Property
Owns 26,400 proprietary patents**
Manufacturing Sites
12 sites worldwide
Employees
24,000 worldwide (as of Apr. 03)

* Source: Gartner Dataquest, 2002 Worldwide Vendor Revenue (April 2003) GJ03343
ASIC includes custom ICs and DSP
**: Including those in process of registration

###